Exhibit 4.2

The Deferred Share Component of the Annual Incentive Plan

as approved by the Remuneration Committee of RELX Group plc on 6 December 2017

and amended on 22 August 2018

1.	Deferred Share Components

1.1     The Committee shall, on or prior to the Date of Deferral, determine for each recipient of a Deferred Share Component:

(a)	the Deferral Amount;

(b)	the number of Shares subject to the Deferred Share Component, calculated based on the Market Value of a Share, and any fraction of a Share shall be rounded down to the nearest whole Share; and

(c)	any other restrictions or requirements that the Committee shall determine are appropriate.

1.2     Deferred Share Components will be documented by way of deed.

1.3     Subject to any Dealing Restrictions, Deferred Share Components will typically only be issued within the period of 42 days commencing on the announcement of RELX PLC’s final results in any year.

2.	Prohibition on Issue of Shares

2.1     The Payout of a Deferred Share Component will only be satisfied with a transfer of shares purchased on the market and may not be satisfied by the issue of new Shares or the transfer of Shares from treasury.

3.	Payout

3.1     Subject to any other provision in these Terms, Deferred Share Components will Payout in full on the expiry of the Deferral Period, subject to Term 6.

3.2     Notwithstanding any other provision in these Terms, if there are Dealing Restrictions in place on the date on which the Deferral Period expires, a Deferred Share Component shall not Payout until such later date when all Dealing Restrictions have been lifted, subject to Term 6.

4.	Consequences of Payout

4.1     Subject to Term 3.2 and Term 15.7, the Committee shall, as soon as reasonably practicable following Payout of a Deferred Share Component, procure the transfer to the Participant of such number of Shares as are the subject of the Deferred Share Component.

4.2     Any transfer of Shares under the Deferred Share Component of the AIP shall be subject to such consent of any of the authorities wherever situated as may from time to time be required and the Participant shall be required, so far as he is able, to procure compliance with the requirements of, or to obtain or obviate the necessity for, such consents.

4.3     The Participant shall have no rights in respect of any Shares which are the subject of a Deferred Share Component until such Shares are transferred to him. The Participant shall be entitled to all rights in respect of Shares transferred to him with effect from the date of transfer (save for rights in respect of which the record date was prior to that date).

5.	Entitlement to Dividend Equivalents

5.1     Upon the Payout of the Deferred Share Component, the Participant will be entitled to a cash payment equal in value to the dividends which would have been paid on the Paid Out Shares during the period commencing on 1 January of the calendar year in which the Date of Deferral falls and ending on the date on which the Deferred Share Component is Paid Out.

5.2     The cash payment to which the Participant becomes entitled under Term 5.1:

(a)	will be calculated (in such manner as the Committee sees fit) by reference to the currency of payment of the underlying dividend (and paid in such currency as the Committee sees fit);

(b)	will be calculated without any entitlement to interest (or other type of investment return) in the period between the dividend payment date and Payout of the Deferred Share Component;

(c)	will be calculated by reference to ordinary dividends and (unless the Deferred Share Component is adjusted under Term 12) to special dividends and distributions or dividends-in-specie; and

(d)	will be paid (subject to such deductions as are required by law) within one month of Payout of the Deferred Share Component.

6.	Dismissal for Cause/Other Events

6.1     If, before a Deferred Share Component has Paid Out, a Participant ceases to be an employee of a member of the Group for reasons of Cause or if, after a Participant has ceased to be an employee of a member of the Group, the Company becomes aware of facts or circumstances that would have entitled it to dismiss the Participant for Cause, then the Deferred Share Component shall lapse on the date of cessation of employment or the date the Company becomes so aware (as applicable).

6.2     If, before a Deferred Share Component has Paid Out, a Participant ceases to be an employee of a member of the Group for any reason other than one mentioned in Term 6.1, then the Participant’s Deferred Share Component shall continue subject to the Terms and will Pay Out in accordance with Term 3, save that in the event of a Participant’s death or if the Committee considers appropriate in other particular circumstances, the Committee may, in its absolute discretion, determine that the Deferred Share Component shall instead Pay Out at the date of death or cessation of employment (as applicable) or on some other basis.

6.3     For the avoidance of doubt, a Participant will not cease to be an Employee for the purposes of this Term 6 if he ceases to be employed by a member of the Group or RELX PLC but continues to be or is immediately afterwards employed by another member of the Group or RELX PLC.

7.	Claw-back

7.1     Deferred Share Components are subject to the claw-back provisions related to materially mis-stated financial or other data and serious misconduct as set out in the Guidelines for the Annual Incentive Plan, as amended from time to time.

8.	Change of Control of RELX PLC

Except as otherwise provided in these Terms, if any person:

(a)

obtains Control of RELX PLC as a result of making an offer to acquire Shares which is either unconditional or is made on a condition such that if it is satisfied the person making the offer will have Control of RELX PLC;

(b)	becomes bound or entitled to acquire Shares under sections 979 and 983 of the Companies Act 2006; or

(c)	obtains Control of RELX PLC in pursuance of a compromise or arrangement sanctioned by the Court under section 899 of the Companies Act 2006,

then any Deferred Share Components in respect of Shares which have not Paid Out will Pay Out in full on a date within 30 days of the relevant event determined by the Committee. Any Paid Out Shares will be transferred to the Participant as soon as reasonably practicable after the date they Pay Out.

9.	Internal Reorganisation

9.1     Term 8 will not apply if the purpose and effect of the change of Control or scheme of arrangement is to create a new holding company for RELX PLC, such company having substantially the same Shareholders and proportionate shareholdings as those of RELX PLC immediately before the scheme of arrangement.

9.2     If Term 9.1 applies:

(a)	a Deferred Share Component will not Pay Out as a result of the relevant event; and

(b)	a Deferred Share Component will instead be exchanged for an equivalent right over such shares as the Committee determines appropriate.

9.3     Where this Term 9 applies, a Participant will not be treated as ceasing to be an Employee until he ceases to be employed by a company which is either the relevant holding company or a subsidiary of the holding company (within the meaning of section 1159 of the Companies Act 2006).

10.	Rollover on a Change of Control

10.1   The Committee may determine that Term 8 will not apply on a change of Control of RELX PLC and may, with the consent of the person obtaining Control, (i) determine that the Deferred Share Components will be rolled over in accordance with the provisions of Term 9.2 or (ii) allow the Participants to choose between Payout of Deferred Share Components (if at all) under Term 8 and rollover in accordance with Term 9.2.

10.2   For the avoidance of doubt, in Term 8, Term 9 and Term 10, “Committee” means the Committee as constituted immediately before the event by virtue of which the applicable Term applies.

11.	Voluntary Winding Up

11.1   The provisions of Term 8 will apply with such changes as may be necessary in the event that notice is duly given of a resolution for a voluntary winding up of RELX PLC provided that, all references in that Term to the date of the relevant event will be treated as references to the date on which notice is given for the voluntary winding-up of RELX PLC.

12.	Adjustment of Deferred Share Components

12.1	In the event of:

(a)	any Capital Reorganisation; or

(b)	the implementation by RELX PLC of a demerger or the payment by RELX PLC of a super-dividend which would otherwise materially affect the value of a Deferred Share Entitlement,

the number of Shares comprised in a Deferred Share Component may be adjusted in such manner as the Committee may determine.

13.	Rights attaching to Shares

13.1   All Shares transferred on the Payout of a Deferred Share Component will rank pari passu in all respects with the Shares in issue at the date of Payout except in respect of any rights attaching to such Shares by reference to a record date prior to the date of Payout.

14.	Administration and amendment

14.1   The decision of the Committee will be final and binding in all matters relating to the Deferred Share Component of the AIP including the exercise of any discretion under these Terms, the interpretation of the Terms and any dispute relating to any matter in connection with the Terms.

14.2   The Committee may at any time discontinue the Deferred Share Component of the AIP or amend any of the provisions of the Deferred Share Component of the AIP in any way it thinks fit provided that:

(a)	the Committee will not make any amendment that would materially prejudice the interests of existing Participants except with the prior consent of the Participants; and

(b)

without prejudice to any provision of the Deferred Share Component of the AIP which provides for the lapse of a Deferred Share Component, the Committee may not cancel a Deferred Share Component unless the Participant agrees to such cancellation.

14.3   Notwithstanding any other provision of the Deferred Share Component of the AIP, the Committee may make appropriate amendments to:

(a)

the Deferred Share Component of the AIP and/or establish schedules to the Deferred Share Component of the AIP for the purpose of Employees receiving Deferred Share Components, based on the Deferred Share Component of the AIP but modified; or

(b)	a Deferred Share Component (provided that no such amendment would materially prejudice the interests of any affected Participant except with the prior consent of the Participant)

to take account of such factors as the Committee determines appropriate including, but not limited to, local tax, exchange control or securities laws in any territory.

15.	General

Discretionary nature of the Deferred Share Component of the AIP

15.1   Participation in the Deferred Share Component of the AIP does not imply any right to receive Deferred Share Components on the same or any other basis in any other year. The Terms do not entitle the Participant to the exercise of any discretion in his favour.

Changes to RELX PLC’s capital structure

15.2   The existence of any Deferred Share Component will not affect in any way the right or power of the Company, RELX PLC or its Shareholders to make or authorise any or all adjustments, recapitalisations, reorganisations or other changes in the Company’s or RELX PLC’s capital structure, or any merger or consolidation of the Company or RELX PLC, or any issue of shares, bonds, debentures, preferred or prior preference stocks ahead of or convertible into, or otherwise affecting the Shares or the rights thereof, or the dissolution or liquidation of the Company or RELX PLC or any sale or transfer of all or any part of their assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

Notices

15.3   Any notice or other document which has to be given to a Participant under or in connection with the Deferred Share Component of the AIP may be (i) delivered or sent by post to him at his home address according to the records of his employing company, (ii) sent by email to any email address according to the records of his employing company or, in either case, such other address as may appear to the Company to be appropriate, or (iii) provided electronically through a website hosted by the Company or an agent of the Company, provided that the Participant is notified by email or post that such notice or document has been or will be provided in this manner. All notices will be deemed to have been given two days after the date of posting / sending.

15.4   Any notice or other document required to be given to the Company under or in connection with the Deferred Share Component of the AIP may be delivered or sent by post to it at its registered office (or such other place or places as the Committee may from time to time determine and notify to Participants) or sent by email or fax to any email address or fax number notified to the sender.

No transfer of Deferred Share Components

15.5   A Participant may not transfer, assign, charge or otherwise dispose of Deferred Share Components, or any rights in respect of them, except (i) on the transmission of Deferred Share Components on the death of a Participant to his personal representatives or (ii) with the consent of the Committee. Any such attempted non-approved transfer will result in the lapse of the Deferred Share Component.

Deferred Share Components non-pensionable

15.6   Deferred Share Components and Dividend Equivalents under the Deferred Share Component of the AIP are not pensionable.

Taxation

15.7   Any liability of a Participant to taxation in respect of a Deferred Share Component will be for the account of the relevant Participant. By accepting a Deferred Share Component, a Participant agrees to comply with any arrangements specified by the Company for the reporting and payment of tax, duty and social security contributions in any jurisdiction in respect of any Deferred Share Component and any Shares to which he is or may become entitled under the Deferred Share Component of the AIP including, without limitation, (i) arranging the sale of sufficient Shares on the Participant’s behalf to enable the Company or any member of the Group to satisfy its obligations in respect of deduction or withholding of tax, duty or social security contributions at source and (ii) entering into any election specified by the Company under Chapter 2 of Part 7 of the Income Tax (Employment & Pensions) Act 2003.

Stamp Duty

15.8   The Company or, where the Committee so directs, any member of the Group, will pay the appropriate stamp duty on behalf of Participants in respect of any transfer of Shares on the Payout of a Deferred Share Component.

Governing Law

15.9   This Deferred Share Component of the AIP will be governed by, and construed in accordance with, the laws of England and Wales and the courts of England and Wales will have exclusive jurisdiction in relation to any dispute arising in connection with the Deferred Share Component of the AIP.

16.	Definitions

16.1   In these Terms and the schedules to these Terms (each a Schedule), unless the context otherwise requires, the following words and expressions have the following meanings:

Annual Incentive Plan means any annual incentive plan operated by the Company or any member of the Group;

Capital Reorganisation means any variation in the share capital or reserves of RELX PLC (including, without limitation, by way of capitalisation, rights issue, consolidation, sub-division or reduction);

Cause means circumstances justifying summary dismissal of an Employee without compensation by the relevant member of the Group;

Committee means the remuneration committee of the Board of directors of the Company, or other duly authorised committee of that Board;

Company means RELX Group plc registered in England No. 2746616 by whatever name known from time to time;

Control has the meaning given to it by section 995 of the Income Tax Act 2007;

Date of Deferral means the date on which a Deferred Share Component is issued in accordance with these guidelines;

Dealing Day means any day on which the London Stock Exchange and the Amsterdam Stock Exchange are open for the transaction of business;

Dealing Restrictions means any restrictions on, or requirement for approvals for dealing in Shares whether under applicable law, under the Company’s or RELX PLC’s share dealing rules (as applicable), the provisions of the Listing Rules of the UK Listing Authority or the City Code on Takeovers and Mergers or any of their equivalents in any applicable jurisdiction;

Deferral Amount means:

(a)

in respect of Executive Directors or former Executive Directors, one-third of the gross of tax amount of the total annual incentive payment that the Committee determines would have been paid to that individual under the Cash Component of this Annual Incentive Plan operated in respect of the relevant Incentive Year if the individual did not participate in the Deferred Share Component of the AIP; or

(b)

in respect of any eligible Employee or former Employee who is not an Executive Director or former Executive Director, an amount equal to one half, or such other lower proportion as the Committee may determine, of the gross of tax amount of the total annual incentive payment that is, or is due to be, paid to that individual under the Cash Component of this Annual Incentive Plan operated in respect of the relevant Incentive Year;

Deferral Period means the period of three years from the Date of Deferral;

Deferred Share Component means, unless Schedule 2 applies, a contingent right to Shares without payment (other than under Term 15.7);

Deferred Share Component of the AIP means this deferred share component of the RELX Group plc Annual Incentive Plan, as amended from time to time;

Dividend Equivalent means a right to a cash payment in accordance with Term 5;

Employee means any employee (including an executive director) or a corporate officer of a member of the Group or RELX PLC;

Executive Director means an executive director of the Company or RELX PLC;

Financial Year means the Company’s accounting reference period as determined in accordance with section 391 of the Companies Act 2006;

Group means the Company and every company which is under the Control of the Company and member of the Group will be construed accordingly;

Incentive Year means the Financial Year immediately preceding the proposed Date of Deferral, or, as the context may require, the Incentive Year to which a Deferred Share Component relates;

Market Value means the middle-market quotation for a Share (as derived from the Daily Official List of the London Stock Exchange in the case of an ordinary share in the capital of RELX PLC priced in Pounds Sterling or from the equivalent such records of Amsterdam Euronext in the case of an ordinary share in the capital of RELX PLC priced in Euros or of the New York Stock Exchange in the case of an American Depositary Share representing an ordinary share in the capital of RELX PLC) immediately preceding the Date of Deferral or, if the Committee so determines, the average of the middle-market quotations for a Share (as derived from the Daily Official List of the London Stock Exchange in the case of an ordinary share in the capital of RELX PLC priced in Pounds Sterling or from the equivalent such records of Amsterdam Euronext in the case of an ordinary share in the capital of RELX PLC priced in Euros or of the New York Stock Exchange in the case of an American Depository Share representing an ordinary share in the capital of RELX PLC) for the three Dealing Days ending on the Dealing Day immediately preceding the Date of Deferral;

Participant means any person who has received a Deferred Share Component which has not lapsed in accordance with the provisions of these Terms and includes, where the context permits, the legal personal representatives of a deceased Participant;

Payout means the Participant becoming absolutely entitled to receive the Shares comprised in his Deferred Share Component in accordance with these Terms and Paid and Paid Out will be construed accordingly;

Share means an ordinary share in the capital of RELX PLC or shares representing those shares following any Capital Reorganisation of RELX PLC and includes an American Depositary Share representing a Share and Shareholder will be construed accordingly;

Terms means these terms of the Deferred Share Component of the AIP and any reference to a Term will be construed accordingly;

US Participant means a Participant who is subject to United States taxation under United States law including by reason of being a United States national, or resident in the United States for United States tax purposes.

16.2   Where the context permits the singular includes the plural and vice versa and the masculine includes the feminine. Headings will be ignored in construing the Deferred Share Component of the AIP.

16.3   Any references to a statutory provision include that provision as it may from time to time be amended, modified or re-enacted.

Schedule 1 - US Participants

The Rules of the Deferred Share Component of the AIP apply to Deferred Share Components received by US Participants subject to the modifications contained in this Schedule 1. In the event that a Participant who is not a US Participant becomes a US Participant subsequent to the Date of Deferral, then, pursuant to Term 14 of the Terms, such Deferred Share Component shall immediately be deemed to be amended in a manner consistent with this Schedule 1.

(A)	In this Schedule, terms shall have the same meaning as in Term 16 unless modified by this Schedule. In addition, in this Schedule, the following words and expressions have the following meanings:

(i)	Release Date means the date immediately following the expiry of the Deferral Period (the Deferral Period being the period of three years from the Date of Deferral);

(ii)	Section 409A means Section 409A of the United States Internal Revenue Code and the U.S. Income Tax Regulations and official guidance thereunder (as amended from time to time); and

(iii)	Section 409A Change in Control means a change in the ownership or change in effective control (as defined in Treas. Regs. §1.409A-3(i)(5)(v) and (vi)) of the corporation or entity in question.

(B)

Consequences of Payout - release of Shares. Term 4.1 shall apply to US Participants except that if Shares are to be released (or cash paid) to a US Participant in settlement of a Deferred Share Component, except as provided in Terms (E) and (F) of this Schedule, the Shares or cash shall in all instances be transferred or paid, as applicable, on the Release Date.

(C)

Cessation of employment. Term 6.2 shall apply to US Participants except that the Committee shall have no discretion to transfer Shares or pay cash to a US Participant in settlement of a Deferred Share Component prior to the Release Date.

(D)

Dividend Equivalent - cash payment. Term 5.2(c) shall apply to US Participants except, as provided in Terms (E) and (F) of this Schedule, any cash paid to a US Participant in settlement of a Deferred Share Component’s Dividend Equivalents to a US Participant under this Term shall in all instances be paid or transferred, as applicable, on the Release Date.

(E)	Change in Control of RELX PLC. Term 8 shall apply to US Participants with the following additional requirements:

(i)	Any change in Control of RELX PLC under Term 8 must also constitute a Section 409A Change in Control for the US Participant in order for the provisions of Term 8 to apply.

(ii)

For purposes of Term 8, upon a change in control of RELX PLC that constitutes a Section 409A Change in Control for a US Participant, any Deferred Share Components which have not Paid Out over Shares shall Payout and be transferred to such US Participant.

If Term 8 (as modified by this Schedule) does not apply to a US Participant, a US Participant’s Paid Out Deferred Share Component shall be satisfied in accordance with Terms 4 and 5, as such Terms are modified by this Schedule.

(F)

Internal reorganization. Notwithstanding anything in Term 9 to the contrary, if an internal reorganization constitutes a Section 409A Change in Control for a US Participant, any Deferred Share Components over Shares which have not Paid Out shall Payout and be transferred to such US Participant.

(G)

Rollover on a change of Control and voluntary winding up. Terms 10 (Rollover on a change of Control) and 11 (Voluntary winding-up) shall not apply to any Deferred Share Component held by a US Participant. However, in the event of a voluntary winding up of RELX PLC, the Committee may terminate the Deferred Share Component and accelerate the Payout of outstanding Deferred Share Components to US Participants in any manner that is permissible under, and consistent with the plan termination procedures authorized by Treas. Regs. §1.409A-3(j)(4)(ix).

(H)

Payment/settlement of Deferred Share Components. For the avoidance of doubt, if payable, Deferred Share Components subject to this Schedule shall be Paid Out to a US Participant by transferring the Shares subject to the Deferred Share Component upon the first to occur of (i) the Release Date or (ii) a Section 409A Change in Control with respect to such US Participant. If cash is to be paid in lieu of Shares, the cash shall be paid at the same time the Shares would have been transferred in accordance with the Terms and this Schedule. All transfers of Shares or payments of cash in settlement of a Deferred Share Component shall be made at one time. Any Dividend Equivalents shall be paid at the same time as the Shares are released or cash payments in respect of the related Deferred Share Component are paid. In interpreting this Schedule, the payment rules of Treas. Regs. §1.409A-3(d), shall apply. Treas. Regs. §1.409A-3(d) provides, among other things, that a payment is treated as made upon the date specified under the Terms and this Schedule if the payment is made on such specified date or on a later date within the same calendar year or, if later, by the 15th day of March of the calendar year following the calendar year in which the specified date falls and the US Participant is not permitted, directly or indirectly, to designate the year of the payment. In addition, Treas. Regs. §1.409A-3(d) provides that a payment is treated as made upon the date specified under the Terms and this Schedule and is not treated as an accelerated payment if the payment is made no earlier than 30 days before the specified payment date and the US Participant is not permitted, directly or indirectly to designate the year of the payment.

(I)

Application of Section 409A. Although neither the Committee nor any member of the Group guarantees any particular tax treatment to a US Participant, Deferred Share Components received pursuant to this Schedule are intended to comply with Section 409A, and all rights received pursuant to this Schedule shall be interpreted in accordance with Section 409A and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the effective date of the Deferred Share Component of the AIP. Notwithstanding any provision, this Schedule, or any Deferred Share Component to the contrary, in the event that the Committee determines that any Deferred Share Component may or does not comply with Section 409A, the Company may adopt such amendments to the Terms, this Schedule, and the affected Deferred Share Component (without a US Participant’s consent) or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (i) exempt the Deferred Share Component of the AIP and any Deferred Share Component from the application of Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to Deferred Share Components , or (ii) comply with the requirements of Section 409A.

(J)	Effective date. This Schedule will be effective on the date the Terms are adopted by the directors of the Company.

Schedule 2 - Cash Alternative

If deemed necessary in order to ensure compliance with tax, regulatory or legal country specific requirements (e.g. exchange control and securities laws) in the countries in which the Deferred Share Component of the AIP operates then, notwithstanding any provision to the contrary in these Terms:

(A)

The Committee may decide to satisfy a Deferred Share Component by paying to the Participant an amount equal to the market value (as determined in its discretion) of the number of Shares which would otherwise be transferred following Payout or an amount determined on such other reasonable basis as the Committee may decide (which could for example, allow for the deduction of any applicable expenses).

(B)	The Committee may issue a Deferred Share Component on the basis that it will be satisfied in cash, as opposed to Shares, as set out in (A) above.

Unless the Committee determines otherwise, the Terms will apply as if any Deferred Share Component issued or to be satisfied pursuant to this Schedule involves a right to, or interest in, Shares for the purposes of determining whether Dealing Restrictions are in place at the Date of Deferral, Payout, release or surrender of any such Deferred Share Component.